CUSIP No.  48020Q107

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.   2  )
                                             -----

                         JONES LANG LASALLE INCORPORATED
                         -------------------------------

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    48020Q107
                                    ---------
                                  CUSIP Number

                                December 20, 2005
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                          Continued on following pages

CUSIP No.  48020Q107

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  The Dai-Ichi Mutual Life Insurance Company

2.       Check the Appropriate Box If a Member of a Group *

                                                     a. [ ]
                                                     b. [ ]

3.       SEC Use Only

4.       Citizenship or Place of Organization

                  JAPAN

                            5.         Sole Voting Power
 Number of                             1,652,162
   Shares
Beneficially                6.         Shared Voting Power
  Owned By                             -0-
    Each
 Reporting                  7.         Sole Dispositive Power
   Person                              1,652,162
    With:
                            8.         Shared Dispositive Power
                                       -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                1,652,162

10.      Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions)

11.      Percent of Class Represented By Amount in Row (9)

                                4.7%

12.      Type of Reporting Person *

                                OO

CUSIP No.  48020Q107

ITEM 1(A)         NAME OF ISSUER:

                  Jones Lang LaSalle Incorporated

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                       200 East Randolph Drive
                       Chicago, IL 60601

ITEM 2(A)         NAME OF PERSON FILING:

                  The Dai-Ichi Mutual Life Insurance Company

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                       13-1 Yurakucho, 1-chome
                       Tokyo 100-8411, JAPAN

ITEM 2(C)         CITIZENSHIP:

                  Japan

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(E)         CUSIP NUMBER:

                  48020Q107

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b),
                  OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)      [ ]      Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o).

(b)      [ ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)      [ ]      Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

(d)      [ ]      Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)      [ ]      An investment adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E);

CUSIP No.  48020Q107

(f)      [ ]      An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F);

(g)      [ ]      A parent holding company or control person in accordance with
                  ss.240.13d-1(b)(1)(ii)(G);

(h)      [ ]      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)      [ ]      A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

(j)      [ ]      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP:

ITEM 4(A)         AMOUNT BENEFICIALLY OWNED:

                  1,652,162

ITEM 4(B)         PERCENT OF CLASS:

                  4.7%

ITEM 4(C)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

        (i)       Sole power to vote or direct the vote: 1,652,162

        (ii)      Shared power to vote or to direct the vote -0-

        (iii)     Sole power to dispose or to direct the disposition of
                  1,652,162

        (iv)      Shared power to dispose or to direct the disposition of -0-

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

CUSIP No.  48020Q107

ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  48020Q107

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     January 24, 2006

                                     THE DAI-ICHI MUTUAL LIFE INSURANCE COMPANY

                                     /s/ Masanori Yamasaki
                                     ----------------------------------
                                     Name: Masanori Yamasaki
                                     Title:   General Manager